SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Carlyle Tactical Private Credit Fund
(Name of Issuer)

Series A Mandatory Redeemable Preferred Shares
Series B Mandatory Redeemable Preferred Shares
Series G Mandatory Redeemable Preferred Shares
Series H Mandatory Redeemable Preferred Shares
(Title of Class of Securities)

1431062*2
1431063*1
143106B@0
143106B#8
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

1 This Schedule 13G was previously filed under Minnesota Life Insurance Company (“Minnesota Life”). Because Securian Asset Management (“SAM”) serves as investment advisor to Minnesota Life and other clients, SAM has assumed the Schedule 13G reporting obligations for positions in the Issuer's securities that it manages for Minnesota Life and other clients.

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CUSIP No. 1431063*1
CUSIP No. 143106B@0
CUSIP No. 143106B#8
1	NAMES OF REPORTING PERSONS
Securian Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,784,000 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,763,200 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,784,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) See Item 4.

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Item 1(a).	Name of Issuer:

Carlyle Tactical Private Credit Fund (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Vanderbilt Avenue, Suite 3400, New York, NY 10017

Item 2(a).	Name of Person Filing:

Securian Asset Management, Inc. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

400 Robert Street North, St. Paul, MN 55101-2098

Item 2(c).	Citizenship:

Minnesota, United States of America

Item 2(d).	Title of Class of Securities:

Series A Mandatory Redeemable Preferred Shares (“Series A MRPS”); Series B Mandatory Redeemable Preferred Shares (“Series B MRPS”); Series G Mandatory Redeemable Preferred Shares (“Series G MRPS”); and Series H Mandatory Redeemable Preferred Shares (“Series H MRPS” and, together with the Series A MRPS, Series B MRPS, and Series G MRPS, the “MRPS”, which represent a single class of the Issuer’s preferred equity securities)

Item 2(e).	CUSIP Number:

1431062*2 (Series A MRPS)
1431063*1 (Series B MRPS)
143106B@0 (Series G MRPS)
143106B#8 (Series H MRPS)

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, the Reporting Person may be deemed the beneficial owner of, and to have sole voting power over, 1,784,000 MRPS. This amount consists of 920,000 Series A MRPS, 320,000 Series B MRPS, 400,000 Series G MRPS, and 144,000 Series H MRPS. As of September 30, 2024, the Reporting Person may be deemed to have sole dispositive power over 1,763,200 MRPS.  This amount consists of 899,200 Series A MRPS, 320,000 Series B MRPS, 400,000 Series G MRPS, and 144,000 Series H MRPS.

Item 4(b).	Percent of Class:

As of September 30, 2024, the Reporting Person may be deemed the beneficial owner of approximately 7.4% of the MRPS outstanding. This percentage is based on 24,000,000 MRPS expected to be issued and outstanding as of September 16, 2024, as reported in the Issuer’s semi-annual certified shareholder report on Form N-CSRS filed with the U.S. Securities and Exchange Commission on August 23, 2024.

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,784,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,763,200
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person manages these MRPS on behalf of various clients, including Minnesota Life Insurance Company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Securian Asset Management, Inc.

	By:	/s/ Suzette Huovinen
	Name:	Suzette Huovinen
	Title:	President

November 7, 2024